June 11, 2010

VIA EDGAR TRANSMISSION

Mr. Marc D. Thomas

Reviewing Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File No. 0-05965

Dear Mr. Thomas,

We have reviewed your letter of May 27, 2010, commenting on certain disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2009. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 4 – Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 80

1.	Tell us if you have accounted for any of these transactions as sales for accounting purposes. Also, please revise your future filings to include your accounting policy and clarify whether repurchase transactions are accounted for either as sales or collateralized refinancings. Provide us with your proposed disclosure. We may have future comments.

Response: Northern Trust has historically accounted for all repurchase agreements as collateralized financing transactions. Northern Trust has not accounted for any repurchase agreements as sales transactions for accounting purposes.

Mr. Marc D. Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

June 11, 2010

In response to the Commission staff’s comment, Northern Trust will revise its future Form 10-K filings to include the following accounting policy within our Significant Accounting Policy disclosure.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financings and recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust’s policy to take possession of securities purchased under agreements to resell.

Note 23 – Contingent Liabilities, page 99

2.	We note your disclosures beginning on page 99 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i) the possible loss or range of loss; or

(ii) a statement that an estimate of the loss cannot be made.

In this regard, we do not believe that general boilerplate disclosure indicating that judgments or settlements, after giving effect to reserves and insurance, may be material to your operating results for a particular period satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been

Mr. Marc D. Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

June 11, 2010

recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

Response: In our future filings, we will revise our disclosures to clarify our accounting for loss contingencies for litigation matters pursuant to applicable accounting guidance. We will disclose that we record accruals for loss contingencies in litigation matters when an unfavorable outcome is both probable and reasonably estimable. We will further state that we do not record accruals when loss contingencies are not both probable and reasonably estimable.

In reporting periods in which we have recorded an accrual for a litigation loss contingency, we will disclose any material amounts accrued. When required pursuant to applicable accounting guidance, we will state that we may incur losses in excess of the amounts accrued and either (i) disclose the possible loss or range of loss or (ii) include a statement that an estimate of such excess losses cannot be made. We will continue to disclose, if applicable during the reporting period, litigation matters that, in our judgment, are material and for which an unfavorable outcome is determined to be reasonably possible and either (i) disclose the possible loss or range of loss or (ii) include a statement that an estimate of losses for such matters cannot be made.

*****

Mr. Marc D. Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

June 11, 2010

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 444-5328 or Richard D. Kukla, Senior Vice President, Deputy Controller at (312) 444-7408.

Very truly yours,

By:	/s/ William L. Morrison
William L. Morrison
Executive Vice President and Chief Financial Officer

cc: William J. Schroeder